November 13, 2013

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Navigator Holdings Ltd.

Amendment No. 3 to

Registration Statement on Form F-1

Filed November 6, 2013

File No. 333-191784

Ladies and Gentlemen:

Set forth below are the responses of Navigator Holdings Ltd. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2013, with respect to Amendment No. 3 to the Registration Statement on Form F-1, File No. 333-191784, filed with the Commission on November 6, 2013 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to exhibits correspond to Amendment No. 4 unless otherwise specified.

Exhibit 8.1

1.	Please revise the second sentence of the first paragraph on page 2 of the opinion to also reference the opinions provided under the captions “Business—Taxation of the Company—U.S. Taxation” and “Risk Factors—U.S. tax authorities could treat us as a ‘passive foreign investment company,’ which could have adverse U.S. federal income tax consequences to U.S. shareholders.” Please also revise the last paragraph of the opinion to have legal counsel consent to the use of its name under those captions accordingly.

RESPONSE: Exhibit 8.1 has been revised as requested. Please see Exhibit 8.1.

Exhibit 8.2

1.	Please revise the first sentence of the first paragraph on page 2 of the opinion to also reference the opinion provided under the caption “Business—Taxation of the Company—Republic of the Marshall Islands Taxation.”

RESPONSE: Exhibit 8.2 has been revised as requested. Please see Exhibit 8.2.

*        *        *         *        *

Securities and Exchange Commission

November 13, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or Will Jordan of Vinson & Elkins L.L.P. at (713) 758-3550.

Very truly yours,

NAVIGATOR HOLDINGS LTD.

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Chief Financial Officer

Enclosures

cc:	Mike Rosenwasser (Vinson & Elkins L.L.P.)

E. Ramey Layne (Vinson & Elkins L.L.P.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)